FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                  April 1, 2005


                            BRITISH ENERGY GROUP PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                    Peel Park
                              East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1         RNS Announcement, re: Schedule 11 Notification dated 1 April 2005





1 April 2005


British Energy Group plc

Schedule 11. Notification of interests of directors and connected persons

1.    Name of company                                2.   Name of director

      BRITISH ENERGY GROUP PLC                            ROY ANDERSON


3.    Please state whether notification indicates    4.   Name of the registered holder(s) and, if more
      that it is in respect of holding of the             than one holder, the number of shares held by
      shareholder named in 2 above                        each of them (if  notified)
      or in respect of a non-beneficial interest or
      in the case of an individual holder if it
      is a holding of that person's spouse or
      children under the age of 18 or in respect of
      an non-beneficial interest

      ROY ANDERSON                                        ROY ANDERSON


5.    Please state whether notification relates to a 6.   Please state the nature of the transaction. For
      person(s) connected with the director               PEP transactions please indicate whether
      named in 2 above  and identify the connected        general/single co PEP and if discretionary/
      person(s)                                           non discretionary /non discretionary

      N/A                                                 PURCHASE OF SHARES

7.    Number of            8.   Percentage of issued 9.   Number of           10.  Percentage of issued
      shares/amount of          class (any treasury       shares/amount of         class (any treasury
      stock acquired            shares held by company    stock disposed           shares held by
                                should not be taken                                company should not be
                                into account                                       taken into account
                                when calculating                                   when calculating
                                percentage)                                        percentage)

      3,547                     0.00%                     N/A                      N/A


11. Class of security    12.  Price per share      13.   Date of            14.  Date company informed
                                                         transaction

    10P ORDINARY              279P                       31 MARCH 2005           31 MARCH 2005
    SHARES

15.   Total holding following this notification      16.   Total percentage holding of issued class
                                                           following this notification (any treasury
                                                           shares held by company should not be taken
                                                           into account when calculating percentage)

      3,547                                                0.00%


If a director has been granted options by the company please complete the following boxes.


17.   Date of grant                                  18.  Period during which or date on which
                                                          exercisable
      N/A
                                                          N/A


19.   Total amount paid (if any) for grant of the    20.  Description of shares or debentures involved:
      option                                              class, number

      N/A                                                 N/A


21.   Exercise price (if fixed at time of grant) or  22.  Total number of shares or debentures over which
      indication that price is to be fixed at             options held following this notification
      time of exercise

      N/A                                                 N/A


23.   Any additional information                     24.  Name of contact and telephone number for
                                                          queries

      N/A                                                 JOHN SEARLES 01506 408 715

25.   Name and signature of authorised company official responsible for making this notification

      ROBERT ARMOUR (COMPANY SECRETARY)



Date of notification 31 MARCH 2005


1.    Name of company                                2.   Name of director

      BRITISH ENERGY GROUP PLC                            BILL COLEY


3.    Please state whether notification indicates    4.   Name of the registered holder(s) and, if more
      that it is in respect of holding of the             than one holder, the number of shares held by
      shareholder named in 2 above                        each of them (if  notified)
      or in respect of a non-beneficial interest or
      in the case of an individual holder if it
      is a holding of that person's spouse or
      children under the age of 18 or in respect of
      an non-beneficial interest

      BILL COLEY                                          BILL COLEY


5.    Please state whether notification relates to a 6.   Please state the nature of the transaction. For
      person(s) connected with the director               PEP transactions please indicate whether
      named in 2 above  and identify the connected        general/single co PEP and if discretionary/
      person(s)                                           non discretionary /non discretionary

      N/A                                                 AS PART OF REMUNERATION ARRANGEMENTS, 2,092
                                                          SHARES WERE PURCHASED.
                                                          PURCHASE OF 5,323 SHARES.

7.    Number of            8.   Percentage of issued 9.   Number of           10.  Percentage of issued
      shares/amount of          class (any treasury       shares/amount of         class (any treasury
      stock acquired            shares held by company    stock disposed           shares held by
                                should not be taken                                company should not be
                                into account                                       taken into account
                                when calculating                                   when calculating
                                percentage)                                        percentage)

      7,415                     0.00%                     N/A                      N/A


11. Class of security    12.  Price per share      13.   Date of            14.  Date company informed
                                                         transaction

    10P ORDINARY              279P                       31 MARCH 2005           31 MARCH 2005
    SHARES

15.   Total holding following this notification      16.   Total percentage holding of issued class
                                                           following this notification (any treasury
                                                           shares held by company should not be taken
                                                           into account when calculating percentage)

      7,415                                                0.00%


If a director has been granted options by the company please complete the following boxes.


17.   Date of grant                                  18.  Period during which or date on which
                                                          exercisable
      N/A
                                                          N/A


19.   Total amount paid (if any) for grant of the    20.  Description of shares or debentures involved:
      option                                              class, number

      N/A                                                 N/A


21.   Exercise price (if fixed at time of grant) or  22.  Total number of shares or debentures over which
      indication that price is to be fixed at             options held following this notification
      time of exercise

      N/A                                                 N/A


23.   Any additional information                     24.  Name of contact and telephone number for
                                                          queries

      N/A                                                 JOHN SEARLES 01506 408 715

25.   Name and signature of authorised company official responsible for making this notification

      ROBERT ARMOUR (COMPANY SECRETARY)


Date of notification 31 MARCH 2005


1.    Name of company                                2.   Name of director

      BRITISH ENERGY GROUP PLC                            PASCAL COLUMBANI


3.    Please state whether notification indicates    4.   Name of the registered holder(s) and, if more
      that it is in respect of holding of the             than one holder, the number of shares held by
      shareholder named in 2 above                        each of them (if  notified)
      or in respect of a non-beneficial interest or
      in the case of an individual holder if it
      is a holding of that person's spouse or
      children under the age of 18 or in respect of
      an non-beneficial interest

      PASCAL COLUMBANI                                    PASCAL COLUMBANI


5.    Please state whether notification relates to a 6.   Please state the nature of the transaction. For
      person(s) connected with the director               PEP transactions please indicate whether
      named in 2 above  and identify the connected        general/single co PEP and if discretionary/
      person(s)                                           non discretionary /non discretionary

      N/A                                                 AS PART OF REMUNERATION ARRANGEMENTS, 2,092
                                                          SHARES WERE PURCHASED.

7.    Number of            8.   Percentage of issued 9.   Number of           10.  Percentage of issued
      shares/amount of          class (any treasury       shares/amount of         class (any treasury
      stock acquired            shares held by company    stock disposed           shares held by
                                should not be taken                                company should not be
                                into account                                       taken into account
                                when calculating                                   when calculating
                                percentage)                                        percentage)
                                account                                            when


      2,092                     0.00%                     N/A                      N/A


11. Class of security    12.  Price per share      13.   Date of            14.  Date company informed
                                                         transaction

    10P ORDINARY              279P                       31 MARCH 2005           31 MARCH 2005
    SHARES

15.   Total holding following this notification      16.   Total percentage holding of issued class
                                                           following this notification (any treasury
                                                           shares held by company should not be taken
                                                           into account when calculating percentage)

      2,092                                                0.00%


If a director has been granted options by the company please complete the following boxes.

17.   Date of grant                                  18.  Period during which or date on which
                                                          exercisable
      N/A
                                                          N/A


19.   Total amount paid (if any) for grant of the    20.  Description of shares or debentures involved:
      option                                              class, number

      N/A                                                 N/A


21.   Exercise price (if fixed at time of grant) or  22.  Total number of shares or debentures over which
      indication that price is to be fixed at             options held following this notification
      time of exercise

      N/A                                                 N/A


23.   Any additional information                     24.  Name of contact and telephone number for
                                                          queries

      N/A                                                 JOHN SEARLES 01506 408 715

25.   Name and signature of authorised company official responsible for making this notification

      ROBERT ARMOUR (COMPANY SECRETARY)



Date of notification 31 MARCH 2005


1.    Name of company                                2.   Name of director

      BRITISH ENERGY GROUP PLC                            JOHN DELUCCA


3.    Please state whether notification indicates    4.   Name of the registered holder(s) and, if more
      that it is in respect of holding of the             than one holder, the number of shares held by
      shareholder named in 2 above                        each of them (if  notified)
      or in respect of a non-beneficial interest or
      in the case of an individual holder if it
      is a holding of that person's spouse or
      children under the age of 18 or in respect of
      an non-beneficial interest

      JOHN DELUCCA                                        JOHN DELUCCA


5.    Please state whether notification relates to a 6.   Please state the nature of the transaction. For
      person(s) connected with the director               PEP transactions please indicate whether
      named in 2 above  and identify the connected        general/single co PEP and if discretionary/
      person(s)                                           non discretionary /non discretionary

      N/A                                                 AS PART OF REMUNERATION ARRANGEMENTS, 2,092
                                                          SHARES WERE PURCHASED.

7.    Number of            8.   Percentage of issued 9.   Number of           10.  Percentage of issued
      shares/amount of          class (any treasury       shares/amount of         class (any treasury
      stock acquired            shares held by company    stock disposed           shares held by
                                should not be taken                                company should not be
                                into account                                       taken into account
                                when calculating                                   when calculating
                                percentage)                                        percentage)
                                account                                            when

      2,092                     0.00%                     N/A                      N/A


11. Class of security    12.  Price per share      13.   Date of            14.  Date company informed
                                                         transaction

    10P ORDINARY              279P                       31 MARCH 2005           31 MARCH 2005
    SHARES

15.   Total holding following this notification      16.   Total percentage holding of issued class
                                                           following this notification (any treasury
                                                           shares held by company should not be taken
                                                           into account when calculating percentage)

      2,092                                                0.00%


If a director has been granted options by the company please complete the following boxes.


17.   Date of grant                                  18.  Period during which or date on which
                                                          exercisable

      N/A                                                 N/A


19.   Total amount paid (if any) for grant of the    20.  Description of shares or debentures involved:
      option                                              class,  number

      N/A                                                 N/A


21.   Exercise price (if fixed at time of grant) or  22.  Total number of shares or debentures over which
      indication that price is to be fixed at             options held following this notification
      time of exercise

      N/A                                                 N/A


23.   Any additional information                     24.  Name of contact and telephone number for
                                                          queries

      N/A                                                 JOHN SEARLES 01506 408 715

25.   Name and signature of authorised company official responsible for making this notification

      ROBERT ARMOUR (COMPANY SECRETARY)



Date of notification 31 MARCH 2005

1.    Name of company                                2.   Name of director

      BRITISH ENERGY GROUP PLC                            IAN HARLEY


3.    Please state whether notification indicates    4.   Name of the registered holder(s) and, if more
      that it is in respect of holding of the             than one holder, the number of shares held by
      shareholder named in 2 above                        each of them (if  notified)
      or in respect of a non-beneficial interest or
      in the case of an individual holder if it
      is a holding of that person's spouse or
      children under the age of 18 or in respect of
      an non-beneficial interest

      IAN HARLEY                                          IAN HARLEY


5.    Please state whether notification relates to a 6.   Please state the nature of the transaction. For
      person(s) connected with the director               PEP transactions please indicate whether
      named in 2 above  and identify the connected        general/single co PEP and if discretionary/
      person(s)                                           non discretionary /non discretionary

      N/A                                                 AS PART OF REMUNERATION ARRANGEMENTS, 2,092
                                                          SHARES WERE PURCHASED.

7.    Number of            8.   Percentage of issued 9.   Number of           10.  Percentage of issued
      shares/amount of          class (any treasury       shares/amount of         class (any treasury
      stock acquired            shares held by company    stock disposed           shares held by
                                should not be taken                                company should not be
                                into account                                       taken into account
                                when calculating                                   when calculating
                                percentage)                                        percentage)
                                account                                            when

        2,092                   0.00%                     N/A                      N/A


11. Class of security    12.  Price per share      13.   Date of            14.  Date company informed
                                                         transaction

    10P ORDINARY SHARES       279P                       31 MARCH 2005           31 MARCH 2005

15.   Total holding following this notification      16.   Total percentage holding of issued class
                                                           following this notification (any treasury
                                                           shares held by company should not be taken
                                                           into account when calculating percentage)

      2,132   10p ordinary shares
      84  warrants                                         0.00%


If a director has been granted options by the company please complete the following boxes.


17.   Date of grant                                  18.  Period during which or date on which
                                                          exercisable

      N/A                                                 N/A

19.   Total amount paid (if any) for grant of the    20.  Description of shares or debentures involved:
      option                                              class, number

      N/A                                                 N/A


21.   Exercise price (if fixed at time of grant) or  22.  Total number of shares or debentures over which
      indication that price is to be fixed at             options held following this notification
      time of exercise

      N/A                                                 N/A


23.   Any additional information                     24.  Name of contact and telephone number for
                                                          queries

      N/A                                                 JOHN SEARLES 01506 408 715

25.   Name and signature of authorised company official responsible for making this notification

      ROBERT ARMOUR (COMPANY SECRETARY)



Date of notification 31 MARCH 2005


1.    Name of company                                2.   Name of director

      BRITISH ENERGY GROUP PLC                            ADRIAN MONTAGUE


3.    Please state whether notification indicates    4.   Name of the registered holder(s) and, if more
      that it is in respect of holding of the             than one holder, the number of shares held by
      shareholder named in 2 above                        each of them (if  notified)
      or in respect of a non-beneficial interest or
      in the case of an individual holder if it
      is a holding of that person's spouse or
      children under the age of 18 or in respect of
      an non-beneficial interest

      ADRIAN MONTAGUE                                     ADRIAN MONTAGUE


5.    Please state whether notification relates to a 6.   Please state the nature of the transaction. For
      person(s) connected with the director               PEP transactions please indicate whether
      named in 2 above  and identify the connected        general/single co PEP and if discretionary/
      person(s)                                           non discretionary /non discretionary

      N/A                                                 AS PART OF REMUNERATION ARRANGEMENTS, 784
                                                          SHARES WERE PURCHASED.

7.    Number of            8.   Percentage of issued 9.   Number of           10.  Percentage of issued
      shares/amount of          class (any treasury       shares/amount of         class (any treasury
      stock acquired            shares held by company    stock disposed           shares held by
                                should not be taken                                company should not be
                                into account                                       taken into account
                                when calculating                                   when calculating
                                percentage)                                        percentage)

      784                       0.00%                     N/A                      N/A


11. Class of security    12.  Price per share      13.   Date of            14.  Date company informed
                                                         transaction

    10P ORDINARY              279P                       31 MARCH 2005           31 MARCH 2005
    SHARES

15.   Total holding following this notification      16.   Total percentage holding of issued class
                                                           following this notification (any treasury
                                                           shares held by company should not be taken
                                                           into account when calculating percentage)
      827  10p Ordinary shares
      91    warrants                                       0.00%


If a director has been granted options by the company please complete the following boxes.


17.   Date of grant                                  18.  Period during which or date on which
                                                          exercisable

      N/A                                                 N/A

19.   Total amount paid (if any) for grant of the    20.  Description of shares or debentures involved:
      option                                              class, Number

      N/A                                                 N/A


21.   Exercise price (if fixed at time of grant) or  22.  Total number of shares or debentures over which
      indication that price is to be fixed at             options held following this notification
      time of exercise

      N/A                                                 N/A


23.   Any additional information                     24.  Name of contact and telephone number for
                                                          queries

      N/A                                                 JOHN SEARLES 01506 408 715

25.   Name and signature of authorised company official responsible for making this notification

      ROBERT ARMOUR (COMPANY SECRETARY)



Date of notification 31 MARCH 2005


1.    Name of company                                2.   Name of director

      BRITISH ENERGY GROUP PLC                            DAVID PRYDE


3.    Please state whether notification indicates    4.   Name of the registered holder(s) and, if more
      that it is in respect of holding of the             than one holder, the number of shares held by
      shareholder named in 2 above                        each of them (if  notified)
      or in respect of a non-beneficial interest or
      in the case of an individual holder if it
      is a holding of that person's spouse or
      children under the age of 18 or in respect of
      an non-beneficial interest

      DAVID PRYDE                                         DAVID PRYDE


5.    Please state whether notification relates to a 6.   Please state the nature of the transaction. For
      person(s) connected with the director               PEP transactions please indicate whether
      named in 2 above  and identify the connected        general/single co PEP and if discretionary/
      person(s)                                           non discretionary /non discretionary

                                                          AS PART OF REMUNERATION ARRANGEMENTS, 2,128
      N/A                                                 SHARES WERE PURCHASED.
                                                          PURCHASE OF 5,000 SHARES.

7.    Number of            8.   Percentage of issued 9.   Number of           10.  Percentage of issued
      shares/amount of          class (any treasury       shares/amount of         class (any treasury
      stock acquired            shares held by company    stock disposed           shares held by
                                should not be taken                                company should not be
                                into account                                       taken into account
                                when calculating                                   when calculating
                                percentage)                                        percentage)

      7,128                     0.00%                     N/A                      N/A


11. Class of security    12.  Price per share      13.   Date of            14.  Date company informed
                                                         transaction

    10P ORDINARY              279P                       31 MARCH 2005           31 MARCH 2005
    SHARES

15.   Total holding following this notification      16.   Total percentage holding of issued class
                                                           following this notification (any treasury
                                                           shares held by company should not be taken
                                                           into account when calculating percentage)

      7,128                                                0.00%


If a director has been granted options by the company please complete the following boxes.


17.   Date of grant                                  18.  Period during which or date on which
                                                          exercisable

      N/A                                                 N/A

19.   Total amount paid (if any) for grant of the    20.  Description of shares or debentures involved:
      option                                              class, number

      N/A                                                 N/A

21.   Exercise price (if fixed at time of grant) or  22.  Total number of shares or debentures over which
      indication that price is to be fixed at             options held following this notification
      time of exercise

      N/A                                                 N/A


23.   Any additional information                     24.  Name of contact and telephone number for
                                                          queries

      N/A                                                 JOHN SEARLES 01506 408 715

25.   Name and signature of authorised company official responsible for making this notification

      ROBERT ARMOUR (COMPANY SECRETARY)



Date of notification 31 MARCH 2005


1.    Name of company                                2.   Name of director

      BRITISH ENERGY GROUP PLC                            CLARE SPOTTISWOODE


3.    Please state whether notification indicates    4.   Name of the registered holder(s) and, if more
      that it is in respect of holding of the             than one holder, the number of shares held by
      shareholder named in 2 above                        each of them (if  notified)
      or in respect of a non-beneficial interest or
      in the case of an individual holder if it
      is a holding of that person's spouse or
      children under the age of 18 or in respect of
      an non-beneficial interest

      CLARE SPOTTISWOODE                                  CLARE SPOTTISWOODE


5.    Please state whether notification relates to a 6.   Please state the nature of the transaction. For
      person(s) connected with the director               PEP transactions please indicate whether
      named in 2 above  and identify the connected        general/single co PEP and if discretionary/
      person(s)                                           non discretionary /non discretionary

      N/A                                                 AS PART OF REMUNERATION ARRANGEMENTS, 2,092
                                                          SHARES WERE PURCHASED.

7.    Number of            8.   Percentage of issued 9.   Number of           10.  Percentage of issued
      shares/amount of          class (any treasury       shares/amount of         class (any treasury
      stock acquired            shares held by company    stock disposed           shares held by
                                should not be taken                                company should not be
                                into account                                       taken into account
                                when calculating                                   when calculating
                                percentage)                                        percentage)

      2,092                     0.00%                     N/A                      N/A


11. Class of security    12.  Price per share      13.   Date of            14.  Date company informed
                                                         transaction

    10P ORDINARY              279P                       31 MARCH 2005           31 MARCH 2005
    SHARES

15.   Total holding following this notification      16.   Total percentage holding of issued class
                                                           following this notification (any treasury
                                                           shares held by company should not be taken
                                                           into account when calculating percentage)

      2,092                                                0.00%


If a director  has been granted options by the company please complete the following boxes.


17.   Date of grant                                  18.  Period during which or date on which
                                                          exercisable

      N/A                                                 N/A

19.   Total amount paid (if any) for grant of the    20.  Description of shares or debentures involved:
      option                                              class, number

      N/A                                                 N/A


21.   Exercise price (if fixed at time of grant) or  22.  Total number of shares or debentures over which
      indication that price is to be fixed at             options held following this notification
      time of exercise

      N/A                                                 N/A


23.   Any additional information                     24.  Name of contact and telephone number for
                                                          queries

      N/A                                                 JOHN SEARLES 01506 408 715

25.   Name and signature of authorised company official responsible for making this notification

      ROBERT ARMOUR (COMPANY SECRETARY)



Date of notification 31 MARCH 2005


1.    Name of company                                2.   Name of director

      BRITISH ENERGY GROUP PLC                            SIR ROBERT WALMSLEY


3.    Please state whether notification indicates    4.   Name of the registered holder(s) and, if more
      that it is in respect of holding of the             than one holder, the number of shares held by
      shareholder named in 2 above                        each of them (if  notified)
      or in respect of a non-beneficial interest or
      in the case of an individual holder if it
      is a holding of that person's spouse or
      children under the age of 18 or in respect of
      an non-beneficial interest


      SIR ROBERT WALMSLEY                                 SIR ROBERT WALMSLEY


5.    Please state whether notification relates to a 6.   Please state the nature of the transaction. For
      person(s) connected with the director               PEP transactions please indicate whether
      named in 2 above  and identify the connected        general/single co PEP and if discretionary/
      person(s)                                           non discretionary /non discretionary

      N/A                                                 AS PART OF REMUNERATION ARRANGEMENTS, 3,547
                                                          SHARES WERE PURCHASED.

7.    Number of            8.   Percentage of issued 9.   Number of           10.  Percentage of issued
      shares/amount of          class (any treasury       shares/amount of         class (any treasury
      stock acquired            shares held by company    stock disposed           shares held by
                                should not be taken                                company should not be
                                into account                                       taken into account
                                when calculating                                   when calculating
                                percentage)                                        percentage)

      3,547                     0.00%                     N/A                      N/A


11. Class of security    12.  Price per share      13.   Date of            14.  Date company informed
                                                         transaction

    10P ORDINARY              279P                       31 MARCH 2005           31 MARCH 2005
    SHARES

15.   Total holding following this notification      16.   Total percentage holding of issued class
                                                           following this notification (any treasury
                                                           shares held by company should not be taken
                                                           into account when calculating percentage)

      3,547                                                0.00%


If a director has been granted options by the company please complete the following boxes.


17.   Date of grant                                  18.  Period during which or date on which
                                                          exercisable

      N/A                                                 N/A

19.   Total amount paid (if any) for grant of the    20.  Description of shares or debentures involved:
      option                                              class, number

      N/A                                                 N/A


21.   Exercise price (if fixed at time of grant) or  22.  Total number of shares or debentures over which
      indication that price is to be fixed at             options held following this notification
      time of exercise

      N/A                                                 N/A


23.   Any additional information                     24.  Name of contact and telephone number for
                                                          queries

      N/A                                                 JOHN SEARLES 01506 408 715

25.   Name and signature of authorised company official responsible for making this notification

      ROBERT ARMOUR (COMPANY SECRETARY)


Date of notification 31 MARCH 2005





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  April 1, 2005                       BRITISH ENERGY GROUP PLC

                                           By:____John Searles____

                                           Name:  John Searles
                                           Title: Director - Investor Relations